稳盛金融控股集团Wins Finance Holdings Inc.

April 11, 2023

Re:	Wins Finance Holdings Inc. Form 20-F for Fiscal Year Ended June 30, 2021 Filed October 29, 2021 Form 20-F for Fiscal Year Ended June 30, 2022 Filed November 4, 2022 File No. 333-204074

Dear Mr. John Spitz and Mr. Benjamin Phippen:

Wins Finance Holdings Inc. (the “Company”) received your comment letter dated March 28, 2023. The Company has reproduced your comments and responded to each of the comments below:

1. We note that you recognized a $175.4 million investment loss during the fiscal year ended June 30, 2021, which you disclose on page 39 was due to the disposal of Jinchen Agriculture and Dongsheng Guarantee. In light of the fact that you lost control of these subsidiaries on June 9, 2020 when the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee, please explain how you concluded this investment loss was appropriately reflected during the fiscal year ended June 30, 2021 instead of during the fiscal year ended June 30, 2020. As part of your response, please refer to the accounting guidance you considered in reaching your conclusion.

Answer：

On Jun 9, 2020, Shanxi Jincheng Agriculture co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd were judicially frozen in Shanxi province because certain members of their management team may have been involved in illegal activities that led to Wins losing control of the two companies. However, Wins’s management team was only able to confirm such loss of control on September 14, 2020. Wins subsequently disclosed the information on Sep 15, 2020.

Because the special investigation team of the police department refused to release any information to Wins, Wins was unable to evaluate the loss until the sale in January 2021. Legally, the two companies without control were still Wins’s assets for the fiscal year end Jun 30, 2020, even though the assets were frozen. Because Wins could not access any data for the two companies and evaluate the risk of loss, based on the information available at that time, Wins believed that the only reasonable choice was to carry the asset’s value from fiscal year end June 30, 2019, and estimated all other financial data of the two companies to be 0 (zero). To avoid potential future risk for Wins and its investors, the board of directors of Wins decided to sell the two companies on September 30, 2020. Therefore, for the fiscal year end June 30, 2020, Wins classified the two companies without control as held for sale. It was reflected in the item of “Assets of disposal group classified as held for sale” and “Liabilities of disposal group classified as held for sale” in “Consolidated balance sheets” on page F-3 of Wins 20-F in fiscal year end June 30, 2020. Because the two companies without control were (a) still Wins’s assets, (b) were not in operation, and (c) had not sold yet, as of June 30, 2020, according to ASC 205-20, ASC360-10, Wins believes that the companies should be identified as Wins assets as of June 30, 2020.

稳盛金融控股集团Wins Finance Holdings Inc.

In January 2021, Wins signed the “Agreement of selling Shanxi Jincheng Agriculture co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd” to sell the two companies to an unaffiliated third party. Because of the difference between amount of assets recorded in Wins’s books and the transaction consideration, Wins reported a loss of $175.4 million, which was reflected in the item of “Investment loss” in “Consolidated statement of income and comprehensive income” on page F-6 in Wins’s 20-F for the year ended Jun 30, 2021.Because the two companies without control were (a) sold on January 6, 2021, (b) the transaction consideration was 0 (zero), and (c) the recorded amount of assets of such two companies was $175.4 million, according to ASC 205-20, ASC 360-10, and ASC 810, the loss generated by selling the two companies without control should be identified as investment loss.

For these reasons, Wins concluded this investment loss should be reflected during the fiscal year end June 30, 2021 instead of during the fiscal year ended June 30, 2020.

2、We note your response to comment 2. Please address the following:

• You state that the Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows did not include financial information about the discontinued operations for the subsidiaries without control for the fiscal year ended June 30, 2020. However, you also state that therefore the company financial statements for the fiscal year of June 30, 2020 were in compliance with audit requirements. Provide us with a fulsome response explaining how you believe the June 30, 2020 financial statements could be in compliance with audit requirements when they exclude the subsidiaries without control.

• You state that the Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows did not include financial information about the discontinued operations for the subsidiaries without control for the fiscal year ended June 30, 2020. Please explain whether this means that no activity (for example, revenues, expenses, operating cash flows, etc.) was included in the Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows for the subsidiaries without control. If it does mean that no activity for these subsidiaries without control were included in the June 30, 2020 financial statements, please tell us why the audit report for the fiscal year ended June 30, 2020 has not been qualified.

稳盛金融控股集团Wins Finance Holdings Inc.

• You state that the June 30, 2020 financial statements were in compliance with audit requirements. Please explain how the financial statements for the fiscal year ended June 30, 2020 could be in compliance with audit requirements when the amounts have not changed from the June 30, 2020 financial statements filed in both your Forms 20-F for fiscal years ended June 30, 2021 and June 30, 2020, and for which you had a qualified audit report on the financial statements for the fiscal year ended June 30, 2020 in both Form 20-F filings.

• In the audit report from Audit Alliance LLP ("Audit Alliance") dated November 12, 2020 included in your fiscal year June 30, 2020 Form 20-F, Audit Alliance includes a statement that “we were unable to carry out any audit procedures or to obtain information we considered necessary during our audit of the financial statements of the subsidiaries without control stated on the face of the balance sheet of the Company classified as disposal group. Therefore, we could not determine the effect of adjustments, if any, on the financial position of Company as at June 30 2020 or on its financial performance and cash flows for the year then ended." Please explain in detail the additional audit procedures that Audit Alliance has performed subsequent to November 12, 2020 to no longer have a qualified audit report on the financial statements for the fiscal year ended June 30, 2020. As part of your response, please explain when those audit procedures were conducted.

• In the audit report from Audit Alliance dated November 12, 2020 on the consolidated financial statements for the fiscal year ended June 30, 2020, Audit Alliance includes a statement that “we also did not receive disclosure from management of subsidiaries without control regarding the results of their assessment of the risk that the financial statements may be materially misstated as a result of fraud. Accordingly, we could not obtain assurance over the completeness of any allegations of fraud, or suspected fraud, affecting the Company’s financial statements as communicated by employees, former employees, analysts, regulators or others. Management of subsidiaries without control is unable to acknowledge their responsibilities for the design, implementation and maintenance of accounting and internal control systems that are designed to prevent and detect fraud and error, the objectives of which are to provide us with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed as authorized." Please explain in detail the additional disclosures that Audit Alliance has received from management of subsidiaries without control to no longer have this qualification in the audit report on the financial statements for the fiscal year ended June 30, 2020 included in your current Form 20-F for the fiscal year ended June 30, 2022. As part of your response, please explain when Audit Alliance obtained this information from management and explain how Audit Alliance evaluated and audited the additional information received.

稳盛金融控股集团Wins Finance Holdings Inc.

Answer:

As discussed in response to comment 1, the two companies without control were classified as assets and reflected in the item of “Assets of disposal group classified as held for sale” and “Liabilities of disposal group classified as held for sale” in “Consolidated balance sheets” on page F-3 in Wins’s 20-F for the fiscal year ended June 30, 2020. Because of the sale, the two companies then were recorded as an investment loss and reflected in the item of “Investment loss” in “Consolidated statement of income and comprehensive income” on page F-6 in Wins’s 20-F for the fiscal year ended June 30, 2021. The number in the item of “Assets of disposal group classified as held for sale” in “Consolidated balance sheets” became 0 (zero) in the financial statements for June 30, 2021.

During the audit process for the fiscal year ended June 30, 2020, Wins had no access to the financial data of the two companies without control. Because of this, Wins believed that its only reasonable option was to carry the asset value from the fiscal year ended June 30, 2019, and estimate all other financial data for the two companies to be 0 (zero). Because the two companies were legally a part of Wins, and auditor could not ascertain these values, which caused it to qualify its audit opinion.

The two companies without control were subsequently sold on January 6, 2021 for $0 (zero). During the auditing process for the fiscal year ending June 30, 2022, looking retroactively, Wins determined, and its auditor concurred that the value included on the fiscal year end June 30, 2020 consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows was reasonable (i.e the reflection of 0 was reasonable), resulting in the unqualified audit opinion for these statements in the audit report of fiscal year ended June 30, 2022. In addition, the data from the two companies without control has not had and will not have any influence on Wins’s existing financial leasing and medical businesses. Since the estimated data in the fiscal year end June 30, 2020 was confirmed by the subsequent sale for 0 (zero) in fiscal year end June 30, 2021, according to the ASC 810, the data separately released in fiscal year end June 30, 2020, June 30, 2021, and June 30, 2022 corroborated each other.

Even though Wins and its auditor still have no access to the data or management team members of two companies without control, based on (a) Wins only having financial leasing and medical business in the fiscal year end June 30, 2022, (b) the two companies without control being classified as held for sale in the fiscal year ended June 30, 2020, (c) the two companies without control being sold and recorded as an investment loss in the fiscal year ended June 30, 2021, (d) there being no future risk from such two companies to Wins’s ongoing business, and (e) the estimated data for the fiscal year ended June 30, 2020 having been corroborated because of sale in fiscal year ended June 30, 2021, Wins believes that the data for the fiscal year ended June 30, 2020 provided in the annual report for the fiscal year ended June 30, 2022 is in compliance with audit requirements.

稳盛金融控股集团Wins Finance Holdings Inc.

Please contact Giovanni Caruso at Loeb & Loeb, the Company’s counsel, at 212 407-4866 with any questions.

Sincerely,

/s/ Renhui Mu

Name: Renhui Mu

Title: Chairman

Wins Finance Holdings Inc